

Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation: **Analyst Inquiries:**   **Media Contact:**
Kathleen F. Nolen   Dresner Companies   Cleco Corporation
(318) 484-7687   Kristine Walczak   Michael Burns
Rodney J. Hamilton   (312) 726-3600   (318) 484-7663
(318) 484-7593

For Immediate Release

Cleco Corp. Reports Second-Quarter Results
Posts $1.42 Per Share Loss Due to Asset-Impairment Charge on Perryville Project

PINEVILLE, La., Aug. 11, 2003 – Cleco Corp. (NYSE, PCX: CNL) today reported a second quarter 2003 loss of $1.42 per diluted share largely due to an asset-impairment charge of $1.76 per share involving the Perryville power plant. The loss compares to earnings of $0.36 per share in the second quarter of 2002. For the six months ended June 30, the loss was $1.05 per share, compared to $0.66 per diluted share earned during the first half of 2002.

The $1.76 per share asset-impairment charge reflects the reduction in fair value of the company's Perryville wholesale generating project following the July 14, 2003, bankruptcy filing of its tolling agreement counterparty, a Mirant Corp. subsidiary.

In addition to the impairment charge, second-quarter results reflect lower Cleco Power nonfuel expenses and higher contributions from the Acadia and Perryville plants, both of which began full commercial operations in the third quarter of 2002. Contributing to the loss were slightly lower Cleco Power net nonfuel revenue, lower Evangeline earnings due to higher maintenance and depreciation costs, reserves taken at Perryville to reflect Mirant receivables outstanding at June 30, 2003, and higher corporate legal and consulting expenses.

Asset Impairment:

"The asset-impairment charge is a noncash item and does not affect the company's current liquidity position or breach covenants in any of the parent company's bank facilities or debt securities," Cleco President and CEO David Eppler said. "We remain a strong, stable company."

The Perryville generating plant has a 20-year tolling agreement with a subsidiary of Mirant. Capacity revenue under the tolling agreement is significantly higher than current market prices and consequently creates uncertainty about Mirant's performance under the contract. Until Mirant assumes the tolling contract in its bankruptcy proceeding, or damages are determined and paid if it rejects the contract, the company will not assign any value to the contract. Per Statement of Financial Accounting Standards (SFAS) No. 144, the impairment charge represents the write-down of the Perryville asset to estimated fair value, without consideration of the tolling contract's value. If Cleco is able to realize the value of the tolling contract by either reaching a termination agreement with Mirant in the context of the bankruptcy process or by collecting damages, future earnings would be recorded at that time.

Cleco had previously announced a letter of intent to sell the Perryville asset to Entergy. At the same time, Mirant agreed to pay Cleco undisclosed consideration in order to terminate the tolling agreement upon the plant's sale to Entergy. However, Cleco does not anticipate signing a definitive sales agreement prior to the Aug. 15 expiration of both the letter of intent with Entergy and the termination agreement with Mirant. The company is currently in discussions with Entergy, Mirant and the Perryville lenders concerning extensions or amendments to these agreements that would enable the sale to be completed. The company cannot be certain when, or if, the sale to Entergy will be completed or what the terms of any sale may entail.

Prior to the asset-impairment charge, Cleco's equity investment in the Perryville project was $88 million. The after-tax impairment charge of $83 million reduced Cleco's equity investment in Perryville to $5 million at June 30, 2003. The outstanding principal amount of the debt associated with the plant is nonrecourse to Cleco Corp.

Summary of Financial Results:

In the tables below, the diluted earnings per share of Cleco Midstream Resources LLC (Cleco Midstream) and the total diluted earnings per share data that exclude the impairment charge are not measures defined under accounting principles generally accepted in the United States (GAAP). Management believes that these numbers are useful to investors in understanding the results of operations of Cleco Midstream and Perryville Energy Partners, LLC (Perryville) because they illustrate the impact that the impairment charge had separately from Cleco Midstream's other operational results. The Cleco Midstream, Midstream wholesale generating projects, and Perryville non-GAAP earnings data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule I. The total earnings non-GAAP data are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the tables below.

	Diluted Earnings per Share Three Months Ended June 30,	
Subsidiary	**2003**	**2002**
Cleco Power LLC	$0.32	$0.32
Cleco Midstream Resources LLC (excluding impairment charge)	0.09	0.05
Corporate and Other	(0.07)	(0.01)
Earnings excluding impairment charge	**$0.34**	**$0.36**
Perryville impairment charge	(1.76)	--
Earnings applicable to common stock	**$(1.42)**	**$0.36**

	Diluted Earnings per Share Six Months Ended June 30,	
Subsidiary	**2003**	**2002**
Cleco Power LLC	$0.66	$0.63
Cleco Midstream Resources LLC (excluding impairment charge)	0.14	0.06
Corporate and Other	(0.09)	(0.03)
Earnings excluding impairment charge	**$0.71**	**$0.66**
Perryville impairment charge	(1.76)	--
Earnings applicable to common stock	**$(1.05)**	**$0.66**

Results for Second Quarter 2003:

Major Reconciling Items for Second-Quarter EPS 2003 vs. 2002*:

$0.36	**2002 Second-Quarter Diluted EPS**
(0.05)	Lower Cleco Power nonfuel revenue, net of customer refund accrual
0.02	Cleco Power FERC settlement nonfuel revenue
0.03	Lower Cleco Power nonfuel expenses
0.07	Higher contribution from Midstream wholesale generating projects (excluding impairment charge)
(0.01)	Lower Midstream trading contribution
0.02	Lower Cleco Midstream administrative expenses
(0.04)	Midstream FERC settlement costs
(0.06)	Higher corporate administrative and legal expenses
$0.34	**2003 Second-Quarter Diluted EPS excluding impairment charge**
(1.76)	Asset-impairment charge for the Perryville generating project
$(1.42)	**2003 Second-Quarter Diluted EPS**

* Please see the Summary of Financial Results tables on page 2 which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP and the attached Schedule I, which reconciles the Cleco Midstream, Midstream wholesale generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power LLC

Cleco Power posted 2003 second-quarter earnings equal to earnings in the same period of 2002.

Cleco Power's overall nonfuel revenue decreased by about $0.05 per share in the quarter-to-quarter comparison to 2002, net of reserves for customer refunds. Revenue from electric sales to customers grew about $0.03 per share, supported by a 1 percent increase in kilowatt-hour sales. Weather for the quarter was slightly warmer than normal, but milder than spring 2002 weather. Also for the quarter, transmission and miscellaneous revenues were up $0.02 per share, largely due to the transmission revenue from the Acadia project, which began operations in third quarter 2002.

The revenue increases were more than offset by a $0.10 per share increase in reserves for customer refunds, which increased primarily due to both higher customer revenue and lower nonfuel expenses. Under Cleco's rate stabilization plan, customer refunds are determined based on results for the 12 months ended Sept. 30 of each year. Therefore, the refund accrual at June 30 is not necessarily indicative of the ultimate refund amount.

Cleco Power's second quarter 2003 results included a $0.02 per share positive effect from the July 25, 2003, Federal Energy Regulatory Commission (FERC) settlement involving certain trading activities and other affiliate transactions. Since the settlement required refunds from Cleco Midstream subsidiaries to Cleco Power, and since Cleco Power had previously recorded reserves reflecting anticipated settlement costs, Cleco Power's earnings were positively affected, while Cleco Midstream's earnings were negatively affected. (The net overall effect to Cleco Corporation's earnings in second quarter 2003 was a negative $0.02 per share.)

Nonfuel expenses for Cleco Power were about $0.03 per share lower in second quarter 2003 than in second quarter 2002, primarily due to lower salary expenses and lower power plant maintenance costs.

Cleco Midstream Resources LLC

Please see the attached Schedule I which reconciles the Cleco Midstream, Midstream wholesale generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream posted a loss of $1.67 per share for the second quarter of 2003, compared to earnings of $0.05 per share in second quarter 2002. That loss included a $1.76 per share asset-impairment charge associated with the Perryville wholesale generating project. Without the impairment charge, Midstream earnings would have been $0.09 per share for second quarter 2003.

Excluding the Perryville impairment charge, earnings from Cleco Midstream's wholesale generating operations were up $0.07 per share in second quarter 2003. The increase was due to $0.05 per share of higher earnings from Acadia and $0.03 per share of higher earnings from Perryville (excluding the impairment charge), both of which began full commercial operations in third quarter 2002. Perryville's results included $0.08 per share of reserves taken to reflect Mirant receivables outstanding at June 30, 2003. The positive earnings contributions were offset by $0.01 per share lower earnings at Evangeline primarily as a result of lower tolling revenues due to reduced dispatch of the plant by the tolling counterparty.

In quarter-to-quarter comparisons, Cleco Midstream's earnings were affected by: a $0.02 per share decrease in administrative and development expenses, mainly due to decreased marketing and project development activities; a $0.01 per share lower contribution from Cleco Midstream's trading margins; and increased expenses of $0.04 per share arising from the July 25, 2003, FERC settlement.

Other

Corporate and other expenses increased by $0.06 per share in second quarter 2003 compared to second quarter 2002. This increase was primarily due to higher legal and consulting expenses associated with the FERC and the Louisiana Public Service Commission (LPSC) investigations of certain trading and fuel issues.

Results for Six Months Ended June 30, 2003:

Major Reconciling Items for Six Months Ended June 30 EPS 2003 vs. 2002*:

$0.66	**Six Months Ended June 30, 2002, Diluted EPS**
(0.03)	Lower Cleco Power nonfuel revenue, net of customer refund accrual
0.02	Cleco Power FERC settlement nonfuel revenue
0.01	Lower Cleco Power nonfuel expenses
0.03	Lower Cleco Power income tax expense
0.10	Higher contribution from Cleco Midstream wholesale generating projects (excluding impairment charge)
(0.02)	Lower Cleco Midstream trading contribution
(0.04)	Cleco Midstream FERC settlement costs
0.04	Lower Cleco Midstream administrative expenses
(0.06)	Higher corporate administrative and legal expenses
$0.71	**Six Months Ended June 30, 2003, Diluted EPS excluding impairment charge**
(1.76)	Asset-impairment charge for the Perryville generating project
$(1.05)	**Six Months Ended June 30, 2003, Diluted EPS**

* Please see the Summary of Financial Results tables on page 2 which reconcile total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP and the attached Schedule I, which reconciles the Cleco Midstream, Midstream wholesale generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power LLC

For the six months ended June 30, 2003, Cleco Power recorded earnings $0.03 per share higher than during the same period in 2002.

The utility's overall nonfuel revenue decreased by about $0.03 per share in the period-to-period comparison to 2002, net of reserves for customer refunds. Revenue from electric sales to customers increased about $0.05 per share, supported by 1 percent growth in kilowatt-hour sales. Also for the period, transmission and miscellaneous revenues were up $0.03 per share, largely due to the transmission revenue from the Acadia project. Those revenue increases were more than offset by an $0.11 per share increase in reserves for customer refunds, which increased primarily due to both higher customer revenues and lower nonfuel expenses.

Cleco Power's year-to-date 2003 results included a $0.02 per share positive effect from the July 25, 2003, FERC settlement (as explained above).

Expenses for Cleco Power during the first six months of 2003 were about $0.01 per share lower than in the first half of 2002, as lower salary expenses and lower production maintenance costs were partially offset by higher capacity purchase expenses and increased amortization of storm restoration costs. Income taxes were approximately $0.03 per share lower for the first six months of 2003 than during the same period of 2002 because of a carryforward of a 2002 state income tax net operating loss and an adjustment related to accumulated deferred income taxes.

Cleco Midstream Resources LLC

Please see the attached Schedule I, which reconciles the Cleco Midstream, Midstream wholesale generating projects, and Perryville non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream posted a loss of $1.62 per share for the first six months of 2003, compared to earnings of $0.06 per share in the same 2002 period. The loss included the $1.76 per share asset-impairment charge associated with the Perryville plant. Excluding the impairment charge, Midstream earnings would have been $0.14 per share for the first six months of 2003.

Without the Perryville impairment charge, earnings from Cleco Midstream's wholesale generating operations were up $0.10 per share compared to the first half of 2002. Earnings contribution from Acadia increased $0.09 per share during the first half of 2003, and earnings from Perryville were up $0.13 per share (excluding the impairment charge), because full commercial operations at these two facilities did not begin until third quarter 2002. Perryville's results included $0.08 per share of reserves taken to reflect Mirant receivables outstanding at June 30, 2003. Evangeline's earnings contribution was down $0.12 per share for the period, largely due to design changes of certain combustion turbine parts and a reassessment of the useful life of the facility's combustion turbine parts.

Period-to-period comparisons showed Cleco Midstream's administrative and development expenses were $0.04 per share lower mainly due to decreased marketing and project development activities, and contributions from Cleco Midstream trading margins were $0.02 per share lower. In addition, Cleco Midstream expenses from the July 25, 2003, FERC settlement lowered earnings $0.04 per share.

Other

Corporate and other expenses increased by $0.06 per share in the first half of 2003 compared to the same period of 2002. This increase was primarily due to higher legal and consulting expenses associated with the FERC and LPSC investigations of certain trading and fuel issues.

2003 Update:

Eppler said, "The last few months held both good and bad news for Cleco. Despite the challenges we now face from the Mirant bankruptcy, we have made significant progress in stabilizing and strengthening our wholesale generation business. We also eliminated a degree of uncertainty by achieving the FERC settlement."

Recent events included:

- Restructuring of the Acadia tolling agreements, which eliminated Cleco's credit exposure to Aquila, increased credit support from the project toller by $17.5 million, and implemented a preferred distribution of cash and earnings from the Acadia partnership, all while maintaining current levels of earnings and cash flow to Cleco.
- Reaching a settlement with the FERC concerning trading issues first disclosed in November 2002. "The financial and operational impacts of the settlement were small, and we were pleased to bring closure to the issue with the FERC," Eppler said.
- Continuing the evaluation of bids to replace Cleco Power's power purchase agreements, which largely expire at the end of 2004. The solicitation of offers to supply up to 750 megawatts of capacity for Cleco Power began in March and plans are to complete the process by late 2003.

"We will continue our efforts to complete the Perryville sale transaction," Eppler said, "but we cannot be certain when, or if, the sale to Entergy will be completed or what the terms of any sale may include. And we cannot be certain what, if any, consideration will be received from Mirant or when any such consideration will be received.

"The July 14, 2003, Mirant bankruptcy was a non-curable default of the Perryville project bank loan, which gives the lenders the right to declare outstanding principal and interest immediately due and payable or foreclose on Cleco's membership interest in Perryville as well as the Perryville asset themselves. However, we believe that our interests and the interests of the project lenders are aligned, and the project lenders have indicated their interest in continuing to work with us on the possible sale of the asset to Entergy. At the same time, we will carefully work to preserve our rights to potential damages due Cleco through the Mirant bankruptcy process," Eppler said.

"We last offered 2003 earnings guidance of $1.55 to $1.65," said Eppler. "We are revising that guidance down to $1.25 to $1.35, excluding the Perryville impairment charge. Including the impairment charge, we expect to record a loss of $0.51 to $0.41 for 2003. This assumes that Cleco Power and Acadia are on track to meet their earnings goals. The expected results for 2003 also assume reduced Perryville earnings for the year, reduced earnings from Evangeline due to its higher maintenance costs, and higher legal, consulting and interest costs." (Please see the attached Schedule I, which reconciles targeted 2003 non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.)

"For 2004, we have not changed our previously issued guidance of $1.40 to $1.50, which does not take into account any potential compensation received from Mirant, or other adjustments to the Perryville plant's book value. As you may remember, that guidance did not include any earnings from Perryville, and with the current uncertainty within that project, we are unable to project 2004 Perryville earnings at this time," Eppler said.

Cleco management will discuss the company's 2003 second-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Tuesday, Aug. 12, 2003. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast at http://www.shareholder.com/cnl/medialist.cfm.

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves 260,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

Schedule I
Reconciliation of Midstream, Midstream Wholesale Generating Projects, and Perryville Non-GAAP Earnings
Data to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP

	Diluted Earnings per Share	
	Three Months Ended June 30, 2003	Six Months Ended June 30, 2002
Cleco Midstream Resources LLC	($1.67)	($1.62)
Add: Perryville impairment charge	$1.76	$1.76
Cleco Midstream Resources LLC (excluding impairment charge)	$0.09	$0.14
Cleco Midstream wholesale generating operations (Evangeline, Acadia, and Perryville projects)	($1.63)	($1.56)
Add: Perryville impairment charge	$1.76	$1.76
Cleco Midstream wholesale generating operations (excluding impairment charge)	$0.13	$0.20
Perryville Energy Partners, LLC	($1.72)	($1.62)
Add: Perryville impairment charge	$1.76	$1.76
Perryville Energy Partners, LLC (excluding impairment charge)	$0.04	$0.14

	Comparison of Diluted Earnings Per Share For the Three Months Ended June 30,		
	2003	2002	Variance
Cleco Midstream Resources LLC	($1.67)	$0.05	($1.72)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Cleco Midstream Resources LLC (excluding impairment charge)	$0.09	$0.05	$0.04
Cleco Midstream wholesale generating operations	($1.63)	$0.06	($1.69)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Cleco Midstream wholesale generating operations (excluding impairment charge)	$0.13	$0.06	$0.07
Perryville Energy Partners, LLC	($1.72)	$0.01	($1.73)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Perryville Energy Partners, LLC (excluding impairment charge)	$0.04	$0.01	$0.03

Schedule I (Continued)

	Comparison of Diluted Earnings Per Share For the Six Months Ended June 30,		
	2003	**2002**	**Variance**
Cleco Midstream Resources LLC	($1.62)	$0.06	($1.68)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Cleco Midstream Resources LLC (excluding impairment charge)	$0.14	$0.06	$0.08
Cleco Midstream wholesale generating operations	($1.56)	$0.10	($1.66)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Cleco Midstream wholesale generating operations (excluding impairment charge)	$0.20	$0.10	$0.10
Perryville Energy Partners, LLC	($1.62)	$0.01	($1.63)
Add: Perryville impairment charge	$1.76	$0.00	$1.76
Perryville Energy Partners, LLC (excluding impairment charge)	$0.14	$0.01	$0.13

	Expected Earnings per Share 12 Months Ended 12/31/2003
2003 Annual expected EPS	($0.51) – ($0.41)
Add: Perryville impairment charge	$1.76
2003 Annual expected EPS (excluding impairment charge)	$1.25 – $1.35

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

Three months ended June 30	2003	2002
Operating revenue		
Electric operations	$ **171,267**	$ 141,322
Tolling operations	**28,032**	13,874
Energy trading, net	**(78)**	2,788
Energy operations	**19,360**	7,007
Other operations	**7,955**	10,376
Gross operating revenue	**226,536**	175,367
Electric customer credits	**(8,500)**	(1,225)
Total operating revenue	**218,036**	174,142
Operating expenses		
Fuel used for electric generation	**36,793**	30,104
Power purchased for utility customers	**57,831**	37,738
Purchases for energy operations	**18,124**	5,484
Other operations	**27,126**	25,226
Maintenance	**10,892**	11,424
Depreciation	**18,426**	15,696
Impairment of long-lived assets	**134,773**	-
Taxes other than income taxes	**9,919**	9,741
Total operating expenses	**318,884**	135,413
Operating income (loss)	**(95,848)**	38,729
Interest income	**721**	304
Allowance for other funds used during construction	**717**	512
Equity income from investees	**7,787**	788
Other expense, net	**(2,181)**	(219)
Income (loss) before interest charges	**(88,804)**	40,114
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**18,473**	13,033
Allowance for borrowed funds used during construction	**(151)**	(265)
Total interest charges	**18,322**	12,768
Net income (loss) before income taxes, and preferred dividends	**(107,126)**	27,346
Federal and state income taxes (benefit)/expense	**(40,725)**	9,564
Net income (loss) before preferred dividends	**(66,401)**	17,782
Preferred dividends requirements, net	**457**	465
Net income (loss) applicable to common stock	$ **(66,858)**	$ 17,317

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

Three months ended June 30	2003	2002
Average shares of common stock outstanding		
Basic	**47,225,304**	46,025,014
Diluted	**47,225,304**	48,746,034
Basic earnings per share		
Net income (loss) applicable to common stock	**$ (1.42)**	$ 0.38
Diluted earnings per share		
Net income (loss) applicable to common stock	**$ (1.42)**	$ 0.36
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

Six months ended June 30	2003	2002
Operating revenue		
Electric operations	$ **310,134**	$ 263,284
Tolling operations	**51,809**	25,494
Energy trading, net	**(273)**	3,799
Energy operations	**38,014**	15,614
Other operations	**15,212**	17,202
Gross operating revenue	**414,896**	325,393
Electric customer credits	**(9,411)**	(1,575)
Total operating revenue	**405,485**	323,818
Operating expenses		
Fuel used for electric generation	**69,496**	56,564
Power purchased for utility customers	**100,427**	69,842
Purchases for energy operations	**35,892**	13,223
Other operations	**43,383**	43,163
Maintenance	**20,234**	18,764
Depreciation	**42,277**	30,644
Impairment of long-lived assets	**134,773**	-
Taxes other than income taxes	**19,702**	19,819
Total operating expenses	**466,184**	252,019
Operating income (loss)	**(60,699)**	71,799
Interest income	**1,399**	528
Allowance for other funds used during construction	**1,627**	922
Equity income from investees	**15,583**	1,359
Other expense, net	**(3,144)**	(527)
Income (loss) before interest charges	**(45,234)**	74,081
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**36,196**	25,050
Allowance for borrowed funds used during construction	**(356)**	(470)
Total interest charges	**35,840**	24,580
Net income (loss) before income taxes and preferred dividends	**(81,074)**	49,501
Federal and state income taxes (benefit)/expense	**(32,486)**	17,666
Net income (loss) before preferred dividends	**(48,588)**	31,835
Preferred dividends requirements, net	**934**	937
Net income (loss) applicable to common stock	$ **(49,522)**	$ 30,898

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

Six months ended June 30	2003	2002
Average shares of common stock outstanding		
Basic	**47,138,454**	45,569,170
Diluted	**47,138,454**	48,269,913
Basic earnings per share		
Net income (loss) applicable to common stock	**$ (1.05)**	$ 0.68
Diluted earnings per share		
Net income (loss) applicable to common stock	**$ (1.05)**	$ 0.66
Cash dividends paid per share of common stock	**$ 0.45**	$ 0.445

CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	June 30, 2003	June 30, 2002
Assets		
Current Assets		
Cash and cash equivalents	$ 62,291	$ 4,237
Account receivable, net	75,054	152,692
Other current assets	90,716	83,117
Total Current Assets	228,061	240,046
Property, plant & equipment, net	1,428,377	1,549,924
Equity Investment in investee	270,770	251,166
Prepayments, deferred charges and other	229,308	174,377
Total Assets	$2,156,516	$2,215,513
Liabilities		
Current Liabilities		
Short-term debt	$ 221,950	$ 244,879
Accounts payable	69,636	143,987
Other current liabilities	79,865	84,404
Total Current Liabilities	371,451	473,270
Deferred credits and other liabilities	366,736	278,212
Long-term debt, net	906,450	899,696
Total Liabilities	1,644,637	1,651,178
Shareholders' Equity		
Preferred stock	18,309	16,812
Common stock	496,478	547,556
Other comprehensive income	(2,908)	(33)
Total Shareholders' Equity	511,879	564,335
Total Liabilities and Equity	$2,156,516	$2,215,513

###

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the impact of Mirant's bankruptcy on any sale of the Perryville plant, Mirant's tolling agreement and Perryville's debt, the financial condition of the Company's other tolling agreement counterparties, the performance of the tolling agreements by the counterparties, the possible restructuring of the tolling agreements, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.